UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.___)*


                             INTERCOM SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0005 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    458530102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          David Alan Miller, Esq.
                          Graubard Miller
                          600 Third Avenue
                          New York, New York 10016-2097
                          Telephone: (212) 818-8800
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages
                             Exhibit Index on Page 7

                                  SCHEDULE 13D

--------------------------                          ----------------------------

CUSIP No. 458530102                                 Page 2 of 9 Pages
--------------------------                          ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                     Donehew Fund Limited Partnership
                     83-0316971
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                      (b)  [   ]


--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

                     WC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                   [   ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Georgia
--------- ----------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                             1,700,000 Shares (See Item 5)
NUMBER OF                  ------ ----------------------------------------------
SHARES                     8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                     -0-
EACH                       ------ ----------------------------------------------
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON
WITH                                         1,700,000 Shares (See Item 5)
                           ------ ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                             -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,700,000 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [   ]


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                          ----------------------------

CUSIP No. 458530102                                 Page 3 of 9 Pages
--------------------------                          ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                     Donehew Capital, LLC

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                      (b)  [   ]


--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

                     WC
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                   [   ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Georgia
--------- ----------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                             1,700,000 Shares (See Item 5)
NUMBER OF                  ------ ----------------------------------------------
SHARES                     8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                     -0-
EACH                       ------ ----------------------------------------------
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON
WITH                                         1,700,000 Shares (See Item 5)
                           ------ ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                             -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,700,000 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [   ]


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     OO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                          ----------------------------

CUSIP No. 458530102                                 Page 4 of 9 Pages
--------------------------                          ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                     Robert H. Donehew

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                      (b)  [   ]

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

                     N/A
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                   [   ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------- ----------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                             1,770,000 Shares (See Item 5)
NUMBER OF                  ------ ----------------------------------------------
SHARES                     8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                     -0-
EACH                       ------ ----------------------------------------------
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON
WITH                                         1,770,000 Shares (See Item 5)
                           ------ ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                             -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,770,000 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [   ]


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     IN
--------- ----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                          ----------------------------

CUSIP No. 458530102                                 Page 5 of 9 Pages
--------------------------                          ----------------------------

Item 1.         Security and Issuer
                -------------------

                The class of equity securities to which this statement relates is the common stock, $0.0005 par value ("Common Stock"), of Intercom Systems, Inc., a Delaware corporation("Issuer"), whose principal executive offices are located at 111 Village Parkway, Building #2, Marietta, Georgia 30067.

                The percentages of beneficial ownership reflected in this Statement are based upon 14,008,229 shares of Common Stock outstanding on June 5, 2003, which number has been obtained directly from the Issuer.

Item 2.         Identity and Background
                -----------------------

                This Schedule 13D is being filed on behalf of Donehew Fund Limited Partnership ("Donehew Fund"), Donehew Capital, LLC ("Donehew Capital") and Robert H. Donehew ("Donehew") (individually, each a "Reporting Person" and collectively, the "Reporting Persons").

                Donehew Fund, Donehew Capital and Donehew each have a business address of c/o Donehew Capital LLC, 111 Village Parkway, Building #2, Marietta, Georgia 30067.

                Donehew Fund is a limited partnership organized and existing under the laws of the State of Wyoming. Donehew Capital is a limited liability company organized under the laws of the Sate of Wyoming, and is the general partner of Donehew Fund. Donehew is an individual who is a citizen of the United States and is the Chief Executive Officer of Donehew Capital. Donehew also serves on the Board of Directors of the Issuer and is acting Acting Chairman of the Board, Acting President, Vice President and Treasurer of the Issuer.

                None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.         Source and Amounts of Funds or Other Consideration
                --------------------------------------------------

                On June 27, 2000, in a private transaction, Donehew Fund purchased 200,000 shares of the Issuer's Common Stock for $4,000, or $0.02 per share.

                On June 3, 2003, the Issuer completed a private placement of 6,000,000 shares of its Common Stock ("Private Placement"). In the Private Placement, Donehew Fund purchased 1,500,000 shares of the Issuer's Common Stock for $15,000.00, or $0.01 per share.

                Donehew Fund used its working capital to acquire the Common Stock reported upon in this Schedule 13D as owned by it. Donehew Capital does not own directly any shares of Common Stock of the Issuer.

                                  SCHEDULE 13D

--------------------------                          ----------------------------

CUSIP No. 458530102                                 Page 6 of 9 Pages
--------------------------                          ----------------------------


Item 4.         Purpose of Transactions
                -----------------------

                Each of the Reporting Persons has acquired the securities specified in Item 5 of this Schedule 13D for investment purposes.

                (a) Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions. Donehew holds immediately exercisable options to purchase 70,000 of the Issuer's Common Stock, at an exercise price of $0.02 per share until March 14, 2006. These options were granted in connection with his directorship.

                (b) As a director and officer of the Issuer, Deonehew is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's Board of Directors. Notwithstanding the foregoing, except as discussed above, none of the Reporting Persons has any agreements to acquire any additional Common Stock at this time. None of the Reporting Persons has any present plans that relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to those enumerated above.

Item 5.         Interest in Securities of the Issuer
                ------------------------------------

                Donehew Fund owns 1,700,000 shares of Common Stock directly. Donehew Fund has sole voting and dispositive power over such shares. Donehew Fund is deemed to beneficially own 1,700,000 shares of Common Stock, representing 12.1% of the outstanding shares of Common Stock of the Issuer.

                Donehew Capital does not own directly any shares of Common Stock of the Issuer. As the general partner of Donehew Fund, Donehew Capital has sole voting and dispositive power over the 1,700,000 shares owned by Donehew Fund. Donehew Capital is deemed to beneficially own 1,700,000 shares of Common Stock, representing 12.1% of the outstanding shares of Common Stock.

                Donehew owns directly holds immediately exercisable options to purchase 70,000 shares of the Issuer's Common Stock. As the chief executive officer of Donehew Capital, Donehew has the power to control the voting of the 1,700,000 shares owned by Donehew Fund directly. Donehew is deemed to beneficially own 1,770,000 shares of Common Stock, representing 12.6% of the outstanding shares of Common Stock.

                                  SCHEDULE 13D

--------------------------                          ----------------------------

CUSIP No. 458530102                                 Page 7 of 9 Pages
--------------------------                          ----------------------------

Item 6. Item Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
                -------------------------------------------------------------

                On June 27, 2000, TII Industries, Inc. and TII International, Inc. ("Sellers") entered into a stock purchase agreement ("Stock Purchase Agreement") with 28 purchasers, including Donehew Fund ("Purchasers"), pursuant to which the Sellers agreed to sell to the Purchasers an aggregate of 5,484,999 Shares of Common Stock at a price of $0.02 per share. The shares represented approximately 68% of the Issuer's outstanding Common Stock. In connection with the purchase and sale of the shares, the Issuer's existing board of directors resigned effective upon the closing and appointed four new directors designated by the Purchasers.

                As described above in Item 3, on June 3, 2003, the Issuer completed the Private Placement of 6,000,000 shares of its Common Stock. In the Private Placement, Donehew Fund purchased 1,500,000 shares of the Issuer's Common Stock.


Item 7.         Material to be Filed as Exhibits
                --------------------------------

                Exhibit 1: Joint Filing Agreement, dated as of June 5, 2003, by and among each of the Reporting Persons.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 5, 2003

                                            DONEHEW FUND LIMITED PARTNERSHIP
                                            Donehew Capital LLC, General Partner

                                            By: /s/ Robert H. Donehew
                                               ---------------------------------
                                            Name:    Robert H. Donehew
                                            Title:   Chief Executive Officer


                                            DONEHEW CAPITAL, LLC

                                            By: /s/ Robert H. Donehew
                                               ---------------------------------
                                            Name:    Robert H. Donehew
                                            Title:   Chief Executive Officer


                                            /s/ Robert H. Donehew
                                            ------------------------------------
                                            ROBERT H. DONEHEW










                               Page 8 of 9 Pages

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     AGREEMENT dated as of June 5, 2003, among Donehew Fund Limited Partnership, Donehew Capital, LLC and Robert H. Donehew (collectively, the "Parties").

     Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $0.0005 par value per share, of Intercom Systems, Inc. ("Schedule 13D") and it will file the Schedule 13D on behalf of itself.

     Each of the Parties agrees to be  responsible  for the timely filing of the
Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.


                                            DONEHEW FUND LIMITED PARTNERSHIP
                                            Donehew Capital LLC, General Partner

                                            By: /s/ Robert H. Donehew
                                               ---------------------------------
                                            Name:    Robert H. Donehew
                                            Title:   Chief Executive Officer


                                            DONEHEW CAPITAL, LLC

                                            By: /s/ Robert H. Donehew
                                               ---------------------------------
                                            Name:    Robert H. Donehew
                                            Title:   Chief Executive Officer


                                            /s/ Robert H. Donehew
                                            ------------------------------------
                                            ROBERT H. DONEHEW









                               Page 9 of 9 Pages